Securities and Exchange Commission
405 5th Street N.W.
Washington DC 20549


RE:  S-6EL24/A Filing

On January 31, 1997, we inadvertently filed S-6EL24/A using the wrong File Number. The File Number used was 33-76318, it should have been 333-14081. This error occurred with Accession Number 819923-97-000006. We ask that this filing be withdrawn. We have filed a S-6EL24/A with the correct File Number, the Accession Number for this filing is 819923-97-000014.

We apologize for the confusion, and have made special notes in our Filer Manual to make certain this error is not repeated.

Sincerely,


__Paul_M._Phalen__
  Paul M. Phalen, CLU, FLMI
  Compliance Officer